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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)
                            PRICELLULAR CORPORATION
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                                (NAME OF ISSUER)

                             CLASS A COMMON STOCK,
                                 $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                  741504 10 4
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                                 (CUSIP NUMBER)

                        RICHARD D. TRUESDELL, JR., ESQ.
                             DAVIS POLK & WARDWELL
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 5, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                                                  (Continued on following pages)
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    (1) The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13D

CUSIP NO. 741504 10 4                                         PAGE 2 OF 7 PAGES

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(1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons

     Eileen Farbman
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(2) Check the Appropriate Box if a Member of a Group                    (a)  / /
                                                                        (b)  /X/

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(3) SEC Use Only

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(4) Source of Funds

     WC
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)                                                                      / /

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(6) Citizenship or Place of Organization

     United States of America
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
Number of      (7) Sole Voting Power           2,609,375*
Shares
Beneficially   (8) Shared Voting Power         1,104,687
Owned by
Each           (9) Sole Dispositive Power      2,609,375*
Reporting
Person with    (10) Shared Dispositive Power   1,104,687
               * See response to Item 5 below.

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,714,062

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares       / /

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(13) Percent of Class Represented by Amount in Row (11)
     20.0%*
     * See response to Item 5 below.

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(14) Type of Reporting Person (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of PriCellular Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 45 Rockefeller Plaza, New York, NY 10020.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by Eileen Farbman (the "Reporting Person"). The residence of Reporting Person is c/o PriCellular Corporation, 45 Rockefeller Plaza, New York, NY 10020. On June 24, 1996, a voting agreement among certain stockholders of the Company was amended, among other things, for the purpose of removing the Reporting Person (in her individual capacity and as custodian for Leo Farbman and Alexandra Farbman) as a party thereto. As a result of this amendment, the Reporting Person ceased to be a member of a group with Robert Price and Steven Price. The Reporting Person previously filed her Schedule 13D as a member of such group. The Reporting Person disclaims membership in any group.

     The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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     The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF CONSIDERATION

     The Reporting Person acquired all of her beneficial ownership interest in the Company prior to the initial public offering (the "IPO") of the Company's Class A Common Stock in December 1994. The Reporting Person has not acquired any additional shares since the time of the IPO.

ITEM 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person acquired all of her beneficial ownership interest in the Company prior to the IPO. See Item 3 above.

     The Reporting Person intends to review her investment in the Company on the basis of various factors, including the Company's businesses, results of operations, financial condition and future prospects, conditions in the securities market and general economic and industry conditions. Based upon such review, the Reporting Person will take such actions as she may deem appropriate in light of the circumstances existing from time to time. In this connection, the Reporting Person may, subject to market conditions and other factors that she may deem relevant, (i) purchase or otherwise acquire additional shares from time to time in the open market, in privately negotiated transactions or otherwise, or (ii) sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers or otherwise. The Reporting Person currently does not have any plans or proposals relating to the activities described in paragraphs (a)- (j) of Item 4 of Schedule

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13D, except with respect to sales or transfers of a portion of the shares to certain existing stockholders of the Company.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) Eileen Farbman is the beneficial owner of 3,714,062 shares of Class A Common Stock, representing 20.0% of the total number of shares of Class A Common Stock outstanding as of August 5, 1996.(1) The 3,714,062 shares include (A) 1,104,687 shares of Class B Common Stock held by Robert Price and Eileen Farbman, as joint tenants, which shares are convertible at the option of the holders into shares of Class A Common Stock, (B) 609,375 shares of Class B Common Stock held by Eileen Farbman and Leo Farbman, as joint tenants, which shares are convertible at the option of the holders into shares of Class A Common Stock, (C) 609,375 shares of Class B Common Stock held by Eileen Farbman and Alexandra Farbman, as joint tenants, which shares are convertible at the option of the holders into shares of Class A Common Stock, (D) 609,375 shares of Class B Common Stock held by Eileen Farbman as custodian for Leo Farbman UGTMA until age 21, which shares are convertible at the option of the holder into shares of Class A Common Stock and (E) 609,375 shares of Class B Common Stock held by Eileen Farbman as custodian for Alexandra Farbman UGTMA until age 21, which shares are convertible at the option of the holder into shares of Class A Common Stock.

     (b) Except as otherwise described herein, the Reporting Person does not have sole or shared power to vote or to direct the vote of any shares of Class A Common Stock nor sole or shared power to dispose of or direct the disposition of any shares of Class A Common Stock.

     (c) No transactions in shares of Common Stock have been effected during the past 60 days by the Reporting Person nor by any other person controlling the Reporting Person.


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     (1) Any security that the Reporting Person has the right to acquire within
60 days is deemed to be outstanding for the purposes of calculating the Reporting Person's ownership percentage, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person. According to information provided by the Company, on August 5, 1996, 14,829,674 shares of Class A Common Stock and 15,964,596 shares of Class B Common Stock were outstanding.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL FILED AS EXHIBITS.

     None.

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated:  August 15, 1996
                                          /S/ Eileen Farbman
                                          --------------------------------------
                                          Eileen Farbman